UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2017

Commission File No.: 001-36664

CHINA LENDING CORPORATION

11th Floor, Satellite Building

473 Satellite Road

Economic Technological Development Zone

Urumqi, Xinjiang, China 830000

(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events.

As of June 30, 2016, the last business day of the most recently completed second fiscal quarter of China Lending Corporation (“Company”), it qualified as a “Foreign Private Issuer” as defined under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Therefore, The Company will commence filing any required documents with the Securities and Exchange Commission as a foreign private issuer.

As a foreign private issuer, the Company is exempt from certain provisions applicable to United States public companies, including:

●	the requirement to file quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

●	provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

●	the sections of the Exchange Act requiring our insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

In addition, the NASDAQ Stock Market provides certain exemptions to its listing rules for foreign private issuers.

2

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA LENDING CORPORATION

February 6, 2017	By:	/s/ Li Jingping
Li Jingping
President and Chief Executive Officer

3